June 25, 2019
Via EDGAR
Kathy Churko
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

RE:    Principal Diversified Select Real Asset Fund (the “Registrant”)
File Numbers 811-213403 and 333-228850
Registration Statement on Form N-2

Dear Ms. Churko,

On behalf of the Registrant, this letter responds to the accounting-related comment of the Staff of the Securities and Exchange Commission (“Commission”) with respect to Registrant’s pre-effective amendment no. 3 to its registration statement on Form N-2, which you communicated to me by telephone on June 24, 2019. The Registrant filed the Registration Statement with the Commission on June 18, 2019, pursuant to the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”).

Comment 1:	Please confirm that the example numbers for Class A Shares are accurate.

Response:	Confirmed. (Registrant notes that, unlike the other classes, Class A Share examples include an initial sales charge).

Please call me at 515-235-1209 if you have any questions.
Sincerely,
/s/ Britney Schnathorst
Britney Schnathorst
Assistant Counsel, Registrant